Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

EXTRAORDINARY STOCKHOLDERS’ MEETING

Consolidated summary statement of remote voting

For the purposes of the terms of CVM Instruction No. 481/09, as amended, and CVM Resolution No. 741/15, discloses the summary statement of voting on the consolidation of voting instructions given by the central depository statement and the voting instructions directly received by the Company for each item presented in the remote voting form received, including the matters submitted for resolution in the Extraordinary Stockholders’ Meeting to be held on September 14, 2016 at 3:00 p.m. The information of the consolidated summary statement of Itaú Unibanco Holding S.A., Publicly-Held Company, headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	To increase capital stock through the capitalization of the amounts recorded in the Company’s Revenue Reserves - Statutory Reserves, with 10% bonus shares.	approve	3,425,683	100.0000000%
		reject	-	-
		abstain	-	-
2	To increase the authorized capital limit, proportionally to the share bonus.	approve	3,380,004	98.6665725%
		reject	45.679	1.3334275%
		abstain	-	-
3	Amendment to the Bylaws in order to: (i) Reflect the new composition of capital stock;	approve	3,425,683	100.0000000%
		reject	-	-
		abstain	-	-
	(ii) Reflect the new authorized capital limit.	approve	3,371,167	98.4086093%
		reject	54.516	1.5913907%
		abstain	-	-
4	To consolidate the Bylaws, with the amendments mentioned in item “3” above and resulting adjustments to wording.	approve	3,425,683	100.0000000%
		reject	-	-
		abstain	-	-

São Paulo, September 13, 2016

MARCELO KOPEL

Investor Relations Officer